March 31, 2015

BY EDGAR AND BY HAND

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation
Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially Submitted December 24, 2014
CIK No. 0001611820

Dear Mr. Shuman:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated January 22, 2015, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to confidential draft no. 3 of the Draft Registration Statement on Form F-1 (CIK No. 0001611820) (“Draft Registration Statement”) confidentially submitted to the Commission on December 24, 2014. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

Mr. Mark P. Shuman

March 31, 2015

This letter is being submitted together with confidential draft no. 4 of the Draft Registration Statement (“Draft No. 4”). Draft No. 4 includes updates that are responsive to the Staff’s comments as well as certain other disclosure updates. Draft No. 4 also includes restated annual and interim consolidated financial statements that include corrections of errors that are unrelated to the Staff’s comments. Please see Notes 35 and 20 to the Company’s annual and interim consolidated financial statements, respectively, that are included in Draft No. 4. For the convenience of the Staff, we are also sending, by hand, hard copies of this letter and of Draft No. 4, marked to show changes from the Draft Registration Statement as previously confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 4.

We would like to thank you on behalf of the entire working group for your review of the amendment.

General

1.	You disclose on pages 1 and 22 that you have users in more than 230 countries. The map on page 104 appears to show that there are 5-10 million MAUs in Iran as of June 30, 2014. Your Middle East website provides rate information for telephone calls to Iran, Sudan and Cuba. Syria, located in the Middle East, and Iran, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form F-1 does not include disclosure about those countries other than the number of MAUs in Iran. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, Cuba and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. For instance, we are aware of a 2013 news article reporting that you entered a partnership with Nokia under which you would pre-load the Line app onto Nokia’s smartphone Asha, and that Asha’s main target markets include the Middle East and Africa. Nokia discloses in its 2013 Form 20-F that it sold its products in Iran, Syria and Sudan. You should describe any products, technology or services you have provided to Iran, Sudan, Cuba or Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Business Activities in Iran

The Company advises the Staff that users in Iran are able to download the LINE messaging application onto their smartphones or personal computers and exchange text and voice messages as well as share images and videos for free. Users in Iran may also purchase Stickers through their overseas app store accounts. In accordance with its standard localization policy, the Company offers certain localized in-app items, such as customized Stickers, as well as in-app promotions to cater to Iranian users. While the

Mr. Mark P. Shuman

March 31, 2015

Company does not have any Iranian advertising customers, Iranian users have access to the Official Accounts of some of the Company’s advertising customers that are released globally. The Company believes that its products and services that are accessible in Iran are in line with U.S. policy favoring the free flow of private communications in Iran.

In Iran, the Company recorded 697 MAUs as of December 31, 2012, 1,251,539 MAUs as of December 31, 2013, 9,770,400 MAUs as of December 31, 2014 and 10,227,600 MAUs as of January 31, 2015. The growth in MAUs in Iran was fueled primarily by interruption of messaging application services offered by some of the Company’s competitors in the Iranian market, which in turn encouraged Iranian smartphone users to download the LINE messaging application. While the LINE messaging application was included in some of the smartphones sold by third parties in the Middle East, the Company does not believe that such inclusion contributed significantly to the growth in MAUs in Iran or other countries in the Middle East or Africa.

In order to learn more about the Iranian market, several employees of LINE Plus Corporation (“LINE Plus”), a subsidiary of the Company responsible for the international business operations of LINE, made three trips to Iran in October 2014, November 2014 and January 2015. During these trips, the LINE Plus employees performed user surveys, met with local creators of Stickers and explored potential partnership opportunities with local telecommunication carriers and other companies operating in Iran’s IT sector.

Following these trips, LINE Plus signed a non-disclosure agreement with Mobile Telecommunication Company of Iran (“MCI”), the largest mobile phone network operator in Iran, to consider a potential partnership but ceased further discussion upon learning that the Iranian government has equity ownership interest in MCI. There is no plan to resume any discussion with MCI. LINE Plus also considered entering into a non-disclosure agreement with Ava Hooshmand Hezardastan, the operator of Café Bazaar, the largest smartphone app store in Iran, to explore partnership opportunities to provide in-app payment gateways. LINE Plus has suspended further discussions, however, pending development of an overall Iran business strategy and guidelines.

LINE Plus has subsequently met with Iranian government officials from the Ministry of Communications and Information Technology and elsewhere to better understand the Iranian legal and business environment, and LINE Plus has submitted preliminary proposals to the Iranian government regarding licensing of third parties in Iran. These discussions remain at a preliminary stage; no agreement has yet been reached, and it is possible that no agreement will be reached.

Mr. Mark P. Shuman

March 31, 2015

Other than as described above, the Company advises the Staff that it has not conducted any other business activities in Iran, whether through subsidiaries, affiliates or other direct or indirect arrangements.

The Company collected ¥5,260, ¥363,135 and ¥2,537,691 (US$44, US$3,048 and US$21,298, respectively, based on the noon buying rate of the Federal Reserve Bank of New York in effect on March 27, 2015) in “gross sales” from its business activities in Iran in 2012, 2013 and 2014, respectively. “Gross sales” refers to the total amounts collected by the Company for its products and services that would have been recognized as revenues in a period if it recognized all revenues immediately at the time of sale, and it is typically higher than revenues for a growing company. On a global basis, the Company recognized total revenues of ¥6,414 million and ¥39,586 million (US$54 million and US$332 million, respectively) in 2012 and 2013, respectively, and currently estimates that its total revenues for 2014 will exceed ¥85,000 million (US$713 million). The Company does not have any assets located in, or liabilities associated with, Iran.

Business Activities in Sudan, Cuba and Syria

Users in Sudan, Cuba and Syria are able to download the LINE messaging application onto their smartphones or personal computers and exchange text and voice messages as well as share images and videos for free. Users in Sudan, Cuba and Syria may also purchase and use Stickers in their text messages. While the Company does not have any advertising customers in Sudan, Cuba or Syria, users in these countries have access to the Official Accounts of some of the Company’s advertising customers that are released globally. The Company believes that its products and services that are accessible in Sudan, Cuba and Syria are in line with U.S. policy favoring the free flow of private communications.

Other than as described above, the Company advises the Staff that it has not conducted any other business activities, nor does it have any current plans for new initiatives, in Sudan, Cuba or Syria.

The following table sets forth the number of MAUs identified in Sudan, Cuba and Syria as of the dates indicated:

	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Jan. 31, 2015
Sudan	99	88,535	484,475	528,349
Cuba	1	143	643	674
Syria	531	76,141	576,930	621,453

On a combined basis, the Company collected ¥2,533, ¥15,132 and ¥15,623 (US$21, US$127 and US$131, respectively) in gross sales from its business activities in Sudan, Cuba and Syria in 2012, 2013 and 2014, respectively. The Company does not have any assets located in, or liabilities associated with, Sudan, Cuba or Syria.

Mr. Mark P. Shuman

March 31, 2015

Contacts with the Governments of Iran, Sudan, Cuba and Syria

Other than as described above, the Company has not had any agreements, commercial arrangements or other contacts with any of the governments of Iran, Sudan, Cuba or Syria.

2.	Please discuss the materiality of the contacts with Iran, Sudan, Cuba and Syria you describe in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, Cuba and Syria.

As indicated in the Company’s response to comment No. 1, on a combined basis, the Company collected ¥7,793, ¥378,267 and ¥2,553,314 (US$65, US$3,175 and US$21,429, respectively) in gross sales from its business activities in Iran, Sudan, Cuba and Syria in 2012, 2013 and 2014, respectively, while it recognized total revenues of ¥6,414 million and ¥39,586 million (US$54 million and US$332 million, respectively) in 2012 and 2013, respectively, and currently estimates that its total revenues for 2014 will exceed ¥85,000 million (US$713 million) on a global basis. Given the limited nature of the Company’s activities related to Iran, Sudan, Cuba and Syria as described above in the Company’s response to comment No. 1, the Company believes that its activities related to such countries do not pose any material risk to the reputation of the Company or any material investment risk for the Company’s security holders and would not be expected to have a material influence on a reasonable investor’s decision to invest in the Company’s securities, notwithstanding that such countries have been identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. The Company has considered both quantitative and qualitative factors in reaching this conclusion.

The Company believes its activities are consistent with the U.S. government’s policy favoring the free flow of private communications. With respect to Iran, the U.S. government has issued general licenses authorizing “services incident to the exchange of personal communications over the Internet, such as instant messaging, chat and email,

Mr. Mark P. Shuman

March 31, 2015

social networking, sharing of photos and movies, web browsing, and blogging, provided that such services are publicly available at no cost to the user” and “[a]ll transactions of common carriers incident to the receipt or transmission of telecommunications and mail between the United States and Iran.” See 31 C.F.R. § 560.540 and 31 C.F.R. § 560.508. Similarly, the U.S. Department of the Treasury Office of Foreign Assets Control recently issued a general license authorizing persons subject to U.S. jurisdiction to enter into, and make payments under, contracts with telecommunications service providers or particular individuals in Cuba subject to certain restrictions. See 80 Fed. Reg. 2291, 2293 (Jan. 16, 2015).

The Company does not believe that the initiatives referenced in its response to comment No. 1 have any actual or potential material impact on the Company’s business or financial condition. Although the Company recognizes that some current or prospective investors may decline to invest in the Company’s securities, the Company has no indication that any such decisions will be individually or collectively material to the Company’s financing activities or the value of its securities. The Company has no indication that investors would consider the provision of such services in sanctioned countries to be qualitatively material.

The Company has taken note that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism, including Iran, Sudan, Cuba and Syria.

Prospectus Summary

3.	We note your response to prior comment 43 and new risk factor disclosure on page 43 that you will be deemed a controlled company upon the completion of the offering. Please provide appropriate disclosure in the prospectus summary.

In response to the Staff’s comment, the Company has added disclosure in the prospectus summary on page 12 to indicate the Company’s status as a controlled company upon completion of the offering.

Mr. Mark P. Shuman

March 31, 2015

4.	We note your disclosure on page 131 that in December 2014, the board of directors provisionally appointed Takeshi Idezawa, the current Chief Operating Officer, as the new chief executive officer to succeed Akira Morikawa when his term in office expires in March 2015. This change in corporate leadership appears to be information that should be highlighted for investors in the prospectus summary. Please revise.

In response to the Staff’s comment, the Company has added disclosure in the prospectus summary on page 8 to highlight the change in corporate leadership.

5.	Please consider disclosing in the prospectus summary that you have identified a material weakness in your internal control over financial reporting, specifically in relation to related party transactions, which caused errors in your financial statements.

In response to the Staff’s comment, the Company has added disclosure in the prospectus summary on page 7 to include that the Company has identified material weaknesses in its internal control over financial reporting.

Risk Factors

We have a material weakness in our internal control over financial reporting . . . , page 41

6.	Please reconcile your statement on page 41 that your independent registered public accounting firm will be required to provide an opinion on your internal control over financial reporting with your disclosure on page 43 that you will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five years after the date of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 to include that the Company will be exempt from the auditor attestation requirements for up to five years as long as it is deemed an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012.

As noted previously, the Company plans to file the Registration Statement as a foreign private issuer.

Mr. Mark P. Shuman

March 31, 2015

Dilution, page 53

7.	We note your disclosure on page 136 in response to prior comment 5 that NAVER Corporation paid a total consideration of ¥12,596,197,697 for 100% of the company’s common stock. Please ensure that this information is reflected in the dilution table on page 54 in your next amendment. As previously requested, to the extent that the total consideration includes non-cash payments, please include a footnote to indicate the amount.

In response to the Staff’s comment, the Company has revised the dilution table on page 55 to include the total consideration paid by NAVER Corporation (“NAVER”) for 100% of the Company’s common stock as well as the number of common shares held by NAVER. The Company also included a footnote to the dilution table to indicate that the total consideration does not include any non-cash payments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 68

8.	We note that you state in your response to prior comment 7 that a large majority of your revenues from LINE Games derives from publishing of third party game developers who determine optimal monetization and player acquisition strategies, and that paying user metrics may be susceptible to temporary impacts resulting from marketing initiatives as determined by third-party developers or timing of specific product launches, and are therefore less informative for purposes of evaluating LINE’s game business. However, to the extent that you believe that your ability to monetize your user base and engagement is critical to your financial performance it remains unclear why the trend in number of paying users is not critical to evaluating the performance of your games business, regardless of the role that third party developers have in determining monetization or fluctuations that occur due to marketing initiatives. In this regard, tell us how you considered providing paying user metrics supplemented with explanations for changes between periods that explain temporary impacts. Also tell us if and how you use paying user data to manage the business. We refer you to Section I.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has included monthly paying user (“MPU”) data as one of its key metrics in Draft No. 4. The Company advises the Staff that the management focuses on the overall growth in MAUs, user engagement and revenue in managing the Company’s business, as management believes that MAUs are well correlated with current MPUs and opportunities for future monetization. The Company advises the Staff that, while period-to-period fluctuation in MPUs as a measure of the Company’s ability to monetize its users’ engagement with LINE is also a relevant metric that the Company monitors to assess trends and levels of monetization

Mr. Mark P. Shuman

March 31, 2015

and to periodically adjust its LINE Game portfolio mix, such fluctuations are susceptible to greater temporary volatility when compared to MAUs. These points notwithstanding, the Company has included MPUs as one of its key metrics on page 69 and has revised disclosure in the Management’s Discussion and Analysis section to discuss fluctuations in the number of overall MPUs and MPUs of LINE Games on pages 79, 85 and 86, which the Company believes also illustrates the rationale underlying the Company’s previous responses to the Staff.

9.	We note that you state in your response to prior comment 8 that you believe that your revenue or bookings per user is more likely to fluctuate from period to period largely based on the results of your global expansion efforts. Accordingly, you believe that revenue or bookings per user information has limited value in evaluating your business performance. It is unclear why fluctuations due to global expansion result in this information having limited value. To the extent that you disclose active users by geographic location, it appears that revenues per user by geographic location, coupled with explanations for changes between periods, would be important information to investors to understand trends and events in the business overall and geographically.

The Company respectfully notes the Staff’s comments. As noted in the Company’s response to previous comment No. 8, the Company does not rely on calculations of revenues or bookings per user nor tracks quarterly revenues on an as recognized basis by geographic location to manage its business.

Instead, the Company continues to believe the metrics provided in the Draft Registration Statement including MAUs, MPUs, revenues, MAUs by geography, revenues by business segment as well as the trends associated with these metrics that are discussed in the Draft Registration Statement, offer a detailed picture of the Company’s business and are the metrics used by management to make decisions and evaluate business performance.

The Company believes that the information as disclosed in the Draft Registration Statement provides sufficient information for investors to calculate a “revenue per user” metric according to each investor’s own definition of such metric, and would otherwise place undue emphasis on a metric that management does not rely on for its own assessment of the Company’s business.

The Company also notes that its business comprises an integrated platform across many different products and services, unlike pure-play game developers or publishers for which a “revenue per user” metric would be more relevant.

Mr. Mark P. Shuman

March 31, 2015

Results of Operations

Comparison of the Six Months Ended June 30, 2013 and 2014

Revenues

Communication and Content

Content, page 77

10.	We note that the percentage increase in revenues (after adjusting for revenues generated from LINE Rangers, which is recognized on a gross basis), increased by a greater rate than the percentage increase in MAUs. Please also disclose the number of paying players for these periods and clarify the reasons for any difference between the percentage increase in paying players and the percentage increase in revenues.

In response to the Staff’s comment and as noted in the response to comment No. 8, the Company has revised the disclosure on page 79 to discuss fluctuations in the number of MPUs of LINE Games as a factor that directly contributed to the change in revenues from content. While revenues increased at a greater rate compared to the number of MPUs, the Company submits that the other factors disclosed on page 79, such as the launch of a number of popular games during the first six months of 2014 as well as the corresponding increases in cumulative downloads of LINE Games, the sale volume of in-game items and the average spending by users, had a compounding effect on the increase in revenues and resulted in the greater percentage increase in revenues compared to MPUs.

Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013

Notes to Consolidated Financial Statements

3. Significant Accounting Policies

(1) Basis of Consolidation, page F-11

11.	We note that you state in your response to prior comment 14 that your determination to retroactively restate your financial statements for common control transactions considered US GAAP guidance by analogy. Please clarify which guidance you considered when making the determination to reflect the acquisition of the minority interest of LINE Plus prospectively. In this regard, It appears that each acquisition of LINE Plus ownership interests is a common control transaction. Please explain in greater detail why you would not apply a consistent accounting policy. Please address paragraphs 10-13 of IAS 8 in your response.

Mr. Mark P. Shuman

March 31, 2015

LINE Plus was co-established by the Company and NAVER in February 2013, when the Company contributed 60% of the capital and NAVER contributed 40% of the capital. As disclosed on page 9, in September 2014, LINE Plus bought back the 40% interest in LINE Plus owned by NAVER by paying NAVER approximately 8.3 billion yen in cash, resulting in LINE’s 100% ownership of LINE Plus (the “LINE Plus Capital Reduction”). The LINE Plus Capital Reduction represents a removal of non-controlling interests in LINE Plus (i.e., an increase in the Company’s controlling interests in LINE Plus from 60% to 100%, as a result of LINE Plus’s repayment of capital to its minority investor, NAVER), which constitutes a change in the Company’s ownership interest in LINE Plus without losing its control of LINE Plus. The Company notes that paragraph 23 of IFRS 10 states that changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions (i.e., transactions with owners in their capacity as owners). As such, as mentioned in the response to prior comment 14, the Company has determined not to retroactively restate its financial statements for the transaction and has included the non-controlling interest for LINE Plus in the historical financial statements in order to reflect such equity transaction prospectively from the actual date of the LINE Plus Capital Reduction.

The Company notes that, as disclosed in the notes to its financial statements, there are only two transactions involving LINE Plus ownership interests: 1) the initial investment to establish LINE Plus in February 2013 resulting in the Company’s 60% ownership interest in LINE Plus, which is accounted for as a contribution of capital to a newly established subsidiary, and 2) the LINE Plus Capital Reduction in September 2014 which resulted in the Company owning a 100% interest in LINE Plus.

Neither of these transactions constitute business combinations as defined in IFRS 3 and, accordingly, the Company believes the accounting for these two transactions are addressed within existing IFRS as explained above.

The Company supplementally notes that, following its adoption of IFRS on January 1, 2012, it has applied a consistent accounting policy to all transactions involving acquisitions of interests of entities under common control. Specifically, the Company had the following two common control transactions involving acquisitions of interests, both of which constituted business combinations (both involved an acquisition of a controlling interest, as compared to a removal of non-controlling interests as in the LINE Plus Capital Reduction):

•	Acquisition of a 100% controlling interest in LINE Play from NAVER in 2013, while LINE Play was originally established by NAVER in 2011 (this transaction resulted in LINE Play becoming a wholly owned subsidiary of LINE Plus)

•	Acquisition of a 95% controlling interest in LINE Vietnam from NAVER in 2014, while LINE Vietnam was originally acquired by NAVER in 2012

Mr. Mark P. Shuman

March 31, 2015

The Company evaluated each of these two transactions and determined that both represent business combinations under common control which are explicitly excluded from the scope of IFRS as per Paragraph 2.c of IFRS 3. Accordingly, with respect to these two transactions, the Company evaluated paragraphs 10 through 12 of IAS 8 which provide guidance on developing and applying accounting policies in the absence of specific IFRS. Based on paragraph 12 of IAS 8, the Company determined that the most appropriate accounting policy applicable to these two transactions was the US GAAP guidance for business combinations under common control provided in ASC 805-50. Accordingly, the Company applied the pooling method of accounting and retrospectively consolidated its interests in LINE Play and LINE Vietnam for all periods that they were under common control.

(20) Revenue, page F-20

(ii) Content and Others-LINE Games and Applications

Games developed by third-party game developers, page F-23

12.	We note in your response to prior comment 21 you state that revenue attributable to server hosting services is recognized ratably over the life of the game, which includes two months following the announcement of the termination of the game. Please clarify your disclosure on page F-24 to state this. Further please disclose the length of this period.

In response to the Staff’s comment, the Company has revised its disclosure on page F-24.

Internally developed games and applications, page F-24

13.	We note in your response to prior comment 24 you state that your system does not track the specific usage of fashion and interior items purchased, and that you recognize revenue for virtual items over the estimated usage periods, derived from the average number of items an end user uses at a point in time and the average turnover period of such virtual items. Clarify how the average number of items an end user uses at a point in time is used to derive the estimated usage period for an item. Please provide us with a supplemental example of this calculation. Further, please clarify your specific methodology for determining that an item will not subsequently be used to accessorize an avatar or decorate a virtual room.

Mr. Mark P. Shuman

March 31, 2015

The Company advises the Staff that the average number of items a user uses at a point in time is calculated as follows:

Average number of items a user uses at a point in time	=	Total number of items used by the sampled paying users at a point in time(1) Number of paying users sampled

(1) The Company’s IT system tracks the number of in-use items on a user specific level, i.e. the Company tracks the number of items currently used by a user to accessorize the avatar or decorate the virtual room at a point in time.

Illustrative example:

	[a]	[b]	[c] = [a]/[b]
Item type	Total items currently used by the sampled paying users at a point in time	Number of paying users sampled	Estimated average number of items a user uses at a point in time
Fashion	500	50	10
Interior	2,500	50	50

The Company estimates the usage period as follows:

Usage period	=	Average purchase interval	*	Average number of items a user uses at a point in time

The following is a simplified illustrative example:

Illustration assumptions:

•	Average purchase interval is 1 day (i.e., a user purchases a new item and replaces an old item with the newly purchased item every day)

•	Average number of items a user uses at a point in time is 10

Usage period = 1 day * 10 items = 10 days

Mr. Mark P. Shuman

March 31, 2015

The usage period is estimated based on the assumption that all items purchased are used for limited periods of time, and are replaced by users on a first-in-first-out basis. An average purchase interval of 1 day represents that it takes a user 10 days to acquire 10 items, which is the average number of items a user uses at a point in time. On day 11, a user starts replacing the older item purchased on day 1 with the newly purchased item. As a result, the estimated usage period for an item, i.e. the period over which an item is expected to provide benefits to a user, is 10 days.

The Company initially believed that the revenue recognition model discussed above, (the “usage-based revenue recognition model”) reasonably reflected the design of the LINE Play app and resulted in revenue being recognized over the period of benefit to the app users. The LINE Play app was designed with the intended purpose to motivate users to make repeated purchases of new items, and quickly display their items in competition with other users. Further, since users can only display a limited number of items (an avatar has limited body parts, and the virtual room has limited space), the Company expected users to replace older items with newly purchased items. What the Company noted through surveying paying user (“PU”) behavior is in support of such assumption.

After receiving the Staff’s comment, however, the Company reevaluated the data maintained by its IT system, and determined that it did not have direct underlying data that demonstrated that items were not subsequently used to accessorize an avatar or decorate a virtual room. Additionally, the usage-based revenue recognition model was developed based on the assumption that items were only used for limited periods of time and were quickly replaced by newly purchased items and the Company acknowledges that its historical model does not take into consideration the possibility of items being re-used by users. After reconsidering the design of the LINE Play app and the availability of supporting data, the Company corrected its revenue recognition methodology, in which the period of benefit is defined as the period over which the durable virtual item is available to be used, regardless of actual usage.

Mr. Mark P. Shuman

March 31, 2015

The Company determined that the period of benefit of a durable virtual item should be the period of time the durable virtual item is available to be used which generally ends at the earliest of 1) an end user removing an item from the app by recycling or disposing of such item or 2) an end user abandoning the app. Accordingly, the Company determined that revenue attributable to durable virtual items should be recognized ratably, beginning at the time the durable virtual good is purchased over the estimated average playing period of paying users, unless the durable virtual item is disposed or recycled, in which case any remaining deferred revenue related to such virtual item should be fully recognized at the time of recycling or disposal. Below are the significant estimates the Company considered in recognizing revenue attributable to the durable virtual items sold in LINE Play app under this new methodology:

A) Estimated average playing period for paying user

a. Data tracked by the internal IT system

The Company’s IT system tracks the purchase and log-in information for all PUs.

b. Playing period and inactive PU

The playing period is defined to begin when a PU first purchases virtual currencies within the LINE Play app, and end when a PU is deemed to have become inactive. The Company deems a PU to have become inactive once he/she has reached a period of inactivity for which it is probable (defined to be at least 90%) that a PU will not return. Based on an assessment of the historical pattern of PUs’ activity, the Company determined this period of inactivity to be two months — i.e., a PU is deemed to have become inactive if he/she has not logged onto the LINE Play app for two consecutive months.

c. Estimation of average playing period for a PU

To estimate the average playing period for a PU, the Company analyzes monthly cohorts composed of PUs who made their first purchase of virtual currency during such month. The Company tracks these monthly cohorts and analyzes the dates on which PUs within each cohort become inactive. Based on the actual data observed, the Company extrapolates the future declines in PUs to determine the ending point of a PU’s life beyond the date for which observable data is available. The Company then uses the actual and extrapolated data to calculate the average playing period. For the year ended December 31, 2013, the average playing period was estimated to be 347 days.

Mr. Mark P. Shuman

March 31, 2015

B) Disposal / recycle rates

a. Background

•	Disposal function: Since the introduction of the LINE Play app in November 2012, users may dispose of any unwanted items. Disposed items are removed from the users’ “closets” or “room decoration warehouses” and are no longer available to users.

•	Recycle function - Recycle function was introduced in September 2013 to replace the disposal function. Users may recycle unwanted items in exchange for a “refund” in the form of gems, the virtual currency used to purchase virtual goods in the LINE Play app. Recycled items are removed from the users’ closets/room decoration warehouses and are no longer available to users.

•	Recycle refund rate - The recycle refund rate is set at 10% on Mondays, and is set at 5% on all other days. The Company believes that users are incentivized to recycle items on Mondays in exchange for more gems. (For example, a user may receive 30 gems upon recycling a hat which originally cost him/her 300 gems on a Monday. However, he/she will only receive 15 gems if he/she recycles the same item on any day other than Monday.) Accordingly, the Company adjusts the deferred revenue recognized upon recycling by reducing it by 10% to account for the gems refunded to end users.

b. Data tracked by the internal IT system

The Company’s IT system tracks the following information for all items:

•	Purchase date for an item

•	Disposal and recycle date for an item

c. Estimation of the disposal and recycle rates

Of all items sold in each month, the Company randomly selects a statistically representative number of sold items, and traces the items’ status, i.e. whether such items have been disposed or recycled, at each period end. Disposal / recycle rate is calculated as follows:

Of all sold items sampled, how many items were disposed / recycled as of period end	=	Disposal rate / recycle rate
Total number of sold items sampled

Mr. Mark P. Shuman

March 31, 2015

Illustrative example:

Disposal rates to be applied to January 2013 sales amount as of Q1’13 and Q2’13, respectively:

Disposal rate to be applied to January 2013 monthly sales as of Q1’13

Total number of items sampled (all sampled items were sold to end-users in January 2013)	100	[a]

Of the items sampled, number of items disposed as of Q1’13	10	[b]

Disposal rate to be applied to January 2013 sales as of Q1’13	10%	[c] = [b]/[a]

Disposal rate to be applied to January 2013 monthly sales as of Q2’13

Total number of items sampled (all sampled items were sold to end-users in January 2013)	100	[a]

Of the items sampled, number of items disposed as of Q2’13	20	[b]

Disposal rate to be applied to January 2013 sales as of Q2’13	20%	[c] = [b]/[a]

Since the LINE Play app was introduced in November 2012, the Company concluded that it did not have sufficient data to analyze user behavior, and to reasonably estimate the disposal rate and average playing period for the year ended December 31, 2012. The Company determined that it had sufficient data to analyze disposal behavior as of March 31, 2013, and therefore began applying the estimated disposal rates to sales generated in Q1’2013 and Q2’2013. However, the Company concluded that it did not have sufficient data to reasonably estimate the average playing period until the beginning of Q3’2013. Further, LINE Play app was the first app of its kind that the Company developed internally, and the Company had no history of terminating any internally developed apps or games. While the Company did consider other industry and company data, it concluded that there were no similar applications or games that could serve as references for the Company to reasonably estimate the life of the LINE Play app. Accordingly, for the purposes of recognizing revenue for the year ended December 31, 2012, all sales generated were deferred. For the quarters ended March 31, 2013 and June 30, 2013, the Company only recognized revenue attributable to disposed/recycled items by applying the estimated disposal and recycle rates for the respective periods, and deferred all remaining sales at the respective period end. The Company deferred 103,154 thousand yen, 446,189 thousand yen, and 787,177 thousand yen of sales as of December 31, 2012, March 31, 2013, and June 30, 2013, respectively. Beginning July 1, 2013, the Company began applying the average playing period for recognizing revenue attributable to virtual items, as the Company had collected approximately eight months of PU activity by that time and determined that it had sufficient data to analyze user behavior and make reasonable estimates of average playing period.

Mr. Mark P. Shuman

March 31, 2015

In response to the Staff’s comment, the Company noted that the impact of applying the revised revenue recognition model is material for all prior-period interim and annual financial statements presented. Accordingly, the Company has restated all prior-period interim and annual financial statements. Further, the Company has included the restatement footnotes beginning on pages F-103 and F-143 and revised the disclosure on pages 97 and 98 to reflect the revised revenue recognition policy and clarify the significant accounting judgments and estimates used.

(iii) LINE advertising – Official Accounts and Sponsored Stickers, page F-25

14.	We note your disclosure that advertisers pay the company a predetermined fixed fee per specific action taken by end users, and when an end user completes an action, the company issues the end user free LINE Coins that can be redeemed for virtual items. The company recognizes the fees received from advertisers using the free LINE Coins service as revenue in the period in which an end user takes the specified action, except for the portion of revenue attributable to free LINE Coins issued by the company. Please clarify why revenue is recognized in the period in which an end user takes a specified action, if the company has an obligation to redeem free LINE Coins for virtual items at a future date. Further, please clarify the source of revenue attributable to free LINE Coins issued by the company and how this revenue is recognized. We also note your disclosure that the portion of the revenue attributable to free LINE Coins is measured at the average selling price of LINE Coins. Please clarify if this is the price for LINE Coins that are sold on stand-alone basis. Please provide us with an example of how revenue is recognized for such a transaction to supplement your response.

The Company respectfully advises the Staff that the revenue from the free LINE Coins advertising service, including revenue attributable to the redemption of free LINE Coins issued as part of the advertising service, is generated exclusively from advertisers. The Company’s contracts with advertisers participating in the free LINE Coins advertising service include two components: 1) the listing component and 2) the free LINE Coins redemption component.

The listing component involves the listing of advertisers’ applications or commercials on the “Free Coins” page within the LINE messaging application. The Company’s performance obligations related to the listing component are fulfilled when a user clicks on the advertiser’s listing, and takes a specific action with respect to the listed advertisement, such as downloading an application or viewing a commercial after which free LINE Coins are issued. Pursuant to the contractual agreement between the Company and the advertiser, the free LINE Coins are issued to end users to provide an additional incentive for end users to click on the advertiser’s listing.

Mr. Mark P. Shuman

March 31, 2015

The free LINE Coins redemption component involves the Company’s performance obligations to end users who want to redeem the free LINE Coins they gained, as end users are entitled to redeem such free LINE Coins for products provided by the Company within the LINE messaging application, such as Stickers.

The Company determined that the listing component and the free LINE Coins redemption component are each separately identifiable components of the advertising service with commercial substance and qualify to be accounted for as separate units of accounting. In reaching such conclusion, the Company considered the guidance in IAS 18.13, which states, in part:

“The recognition criteria in this Standard are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. For example, when the selling price of a product includes an identifiable amount for subsequent servicing, that amount is deferred and recognised as revenue over the period during which the service is performed.”

With respect to the free LINE Coins redemption component, the Company measures the fair value of free LINE Coins issued as part of the listing component using the average price for LINE Coins that are sold on a stand-alone basis. The Company’s internal IT system separately tracks both the balance and usage of the free LINE Coins issued as part of the listing component, as well as the LINE Coins sold to end users. Accordingly, the Company defers revenue related to issued but unredeemed free LINE Coins at the period end, and recognizes revenue related to redeemed free LINE Coins in accordance with the revenue recognition policy for the virtual item purchased using such free LINE Coins.

With respect to the listing component revenues, the Company attributes any remaining revenues to the listing component after allocating revenues to the free LINE Coins redemption component. The Company recognizes revenue attributable to the listing component in the period in which an end user takes a specific action with respect to the listed advertisement, such as downloading an application or viewing a commercial. The Company determined that it successfully satisfies its obligation with respect to the listing component, i.e., successfully connecting advertisers to end users, when an end user takes such action. In reaching such conclusion, the Company considered the revenue recognition criteria in IAS 18.20.

Below is an example to illustrate how the free LINE Coins advertising service revenue is recognized.

Mr. Mark P. Shuman

March 31, 2015

Assumptions:

•	An advertiser contracts with the Company and agrees to pay the Company 200 yen per commercial video viewed by an end user, and the Company agrees to issue 10 free LINE Coins to each end user that views the advertiser’s commercial video.

•	When the end user views such commercial video, the Company issues 10 free LINE Coins to the end user.

•	The Company sells the same LINE Coins at an average price of 2 yen per LINE Coin.

•	Assume the commercial video was viewed by one end user on day 1 of a fiscal quarter. The end user received 10 free LINE Coins, and redeemed 6 LINE Coins for LINE Stickers on day 1 of the quarter.

Revenue recognized for the period:

1.	Revenue allocated to the free LINE Coins redemption component = 20 yen (10 coins * 2 yen each)

2.	Revenue recognized related to the free LINE Coins redemption component in the quarter = 12 yen (6 redeemed coins* 2 yen each. LINE Stickers revenue is recognized over an estimated usage period of 90 days effective April 1, 2014)

3.	Revenue deferred related to free LINE Coins redemption component at the quarter end = 8 yen (4 unused coins* 2 yen each)

4.	Revenue allocated to the listing component and recognized during the quarter = 180 yen (Total revenue per transaction less revenue allocated to the free LINE Coins redemption component (1 above) = 200 yen less 20 yen). The entire 180 yen is recognized on day 1 when the end user took the specific action, i.e., viewed the commercial video.

5.	Total revenue recognized for the quarter = 192 yen (revenue attributable to the listing component of 180 yen recognized in the quarter (4 above) plus revenue attributable to the free LINE Coins redemption component of 12 yen (2 above))

6.	Total revenue deferred at quarter end = 8 yen (3 above)

Further, in response to the Staff’s comment, the Company has revised the disclosure on page F-26 to clarify the revenue recognition accounting policy for the free LINE Coins advertising service.

Mr. Mark P. Shuman

March 31, 2015

15.	We note your disclosure on page 119 that your users can also receive LINE Coins for free upon downloading certain applications (such as LINE games) that are recommended by you. Please clarify your revenue recognition policies for fees received from platform providers for free LINE Coins issued to users for downloading applications, products or services.

The Company respectfully advises the Staff that as explained in the response to comment No. 14 above, the revenue from the free LINE Coins advertising service is generated exclusively from advertisers. Commercials and applications developed by the advertisers are listed on the “Free Coins” page within the LINE messaging application, and advertisers pay the Company a fixed fee per action (i.e., viewing commercials or downloading of applications by end users.) (Please refer to the response to comment No. 14 above for the revenue recognition policies for the free LINE Coins advertising service.)

Apart from its advertising service, the Company also selectively promotes its internally developed games, along with applications or products provided by platform partners on its “Free Coins” page within the LINE messaging application, in order to grow and strengthen its ties to its user base. The Company does not generate any revenue (advertising or otherwise) from those activities. As defined on page 17, platform partners are application developers and other providers of content offered on the LINE platform, who are not advertisers. The selection of the applications or products to be listed on the “Free Coins” page as part of these non-advertising activities, such as the LINE Games developed by the third-party game developers, is at the sole discretion of the Company. The Company is not contractually obligated to promote such products or applications because no consideration is received from the third-party platform partners. Accordingly, no accounting entries are recorded for free LINE Coins issued, except for those issued in connection with the free LINE Coin advertising service discussed in comment No. 14 above.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 to clarify the nature of the free LINE Coins advertising services and remove the references to “platform partners”.

Mr. Mark P. Shuman

March 31, 2015

23. Discontinued Operations and Non-current Assets Held for Sale, page F-60

16.	We note your disclosure on page F-61 that you completed the disposition of your data management business on September 30, 2014 to a subsidiary of NHN Entertainment. Please clarify your disclosure to indicate whether NHN Entertainment Corporation is an entity under common control and your accounting policy for such disposition.

The Company respectfully advises the Staff that NHN Entertainment was spun off from NAVER in August 2013. Following the spin-off, NAVER held a 9.54% interest in NHN Entertainment, which NAVER disposed of on September 30, 2014. As of September 30, 2014, NAVER had no remaining interest in NHN Entertainment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-62 to clarify that no interest in NHN Entertainment was held by NAVER as of September 30, 2014. As such, NHN Entertainment is not an entity under common control and the Company retroactively classified its data management business as part of discontinued operations on the historical financial statements.

*        *        *         *        *        *        *

Mr. Mark P. Shuman

March 31, 2015

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of our client, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Draft No. 4 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:       Laura Veator, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Jan Woo, Attorney-Advisor

Division of Corporation Finance, Securities and Exchange Commission

Takeshi Idezawa, Representative Director, President and Chief Executive Officer

LINE Corporation

Alan L. Beller, Esq.

Craig B. Brod, Esq.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq.

David Sneider, Esq.

Youngjin Sohn, Esq.

Simpson Thacher & Bartlett LLP